

March 25, 2011

Via E-mail
Mr. Ran Daniel
Chief Financial Officer
Suspect Detection Systems, Inc.
150 West 56th Street, Suite 4005
New York, NY 10019

> **Re: Suspect Detection Systems, Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 14, 2010, and January 14, 2011**
> **File No. 00-52792**

Dear Mr. Daniel:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief